UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant’s name into English)

14 Hamelacha Street, Rosh Ha’ayin, Israel 4809133
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K of the registrant consists of the press release issued by the registrant on March 11, 2019, announcing that the registrant will be presenting at the 31st Annual Roth Conference to be held between March 17-19, 2019 at the Ritz Carlton, Laguna Niguel in Orange County, California, which is attached hereto as Exhibit 99.1.

Exhibit No.

99.1	Press Release – Pointer Telocation Ltd. to present at the 31st Annual Roth Conference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD.
(Registrant)

/s/ Yossi Ben Shalom
By:	Yossi Ben Shalom
Title:	Chairman of the Board of Directors

Date: March 11, 2019

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